

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2025

Wayne Williams
Chief Executive Officer
Callan JMB INC.
244 Flightline Drive
Spring Branch , Texas 78070-6241

> **Re: Callan JMB INC.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2025**
> **File No. 333-289849**

Dear Wayne Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ross David Carmel